Exhibit B.3(d): Other Pages of CIBC’s 2011 Annual Report incorporated in Annual Information Form

•	“Governance” pages 6-7
•	“Transfer Agent and Registrar” page 235

Governance

We believe long-term success requires effective governance. CIBC’s Board and management have maintained a longstanding commitment to strong governance principles, fostering a philosophy of transparency and engagement and demonstrating leadership in governance best practices.

Guided by an independent and experienced Board

At the core of our commitment to governance is an independent, experienced Board of Directors that cultivates a culture of integrity and accountability. To ensure we preserve the appropriate complement of Board skills, qualifications and competencies to effectively address CIBC’s evolving needs, we assess directors’ skills and the Board’s performance every year.

The responsibility of the Board is to oversee the management of the business and affairs of CIBC. As part of this supervisory duty, the Board utilizes a comprehensive, integrated governance framework which includes an effective committee structure.

Four Board committees assist with the execution of the Board’s fiduciary obligations and help to enhance governance:

• The Audit Committee assists the Board by reviewing CIBC’s financial statements, financial disclosure and internal controls;

• The Corporate Governance Committee assists the Board in fulfilling its corporate governance oversight responsibilities;

• The Management Resources and Compensation Committee assists the Board by overseeing CIBC’s human capital, organizational effectiveness, succession planning and compensation programs; and

• The Risk Management Committee assists the Board by overseeing CIBC’s risk profile and principal business risks against CIBC’s defined risk appetite.

Each Committee has a mandate outlining its functions and responsibilities. These mandates can be found on our corporate website at www.cibc.com.

In addition, four management committees have been established to support the senior team on the governance and control activities of CIBC:

• Capital and Risk Committee;

• Disclosure Committee;

• Reputation and Legal Risk Committee; and

• Governance and Control Committee.

Adhering to explicit codes of behaviour

Accountability is one of CIBC’s core values. To nurture a strong governance culture of ethical integrity and personal accountability, CIBC has policies on personal conduct for directors, employees and contractors that are intended to protect our clients, our employees and CIBC.

All members of CIBC’s Board of Directors are required to certify their compliance annually with the CIBC Code of Ethics for Directors. The principles in this Code require a consistent and high standard of ethical conduct for all directors. The principles are intended to protect the business

CIBC’s integrated governance framework

Our integrated governance framework guides the Board and management in fulfilling their obligations to CIBC and our stakeholders. The Board reviews the effectiveness of the governance structure annually and is committed to evolving its structure to ensure it serves as the keystone for sustaining excellence in governance in the future.

This framework includes a capable and qualified Board with diverse backgrounds and skills; a collaborative and constructive relationship between the Board and senior management; and a robust set of governance and control policies and procedures.

Chair of the Board

Shareholders Board of Directors Corporate Governance Committee

Auditors Management Resources and Compensation Committee

Regulators Chief Executive Officer Risk Management Committee

Management Audit Committee

6	CIBC 2011 ANNUAL REPORT

interests of CIBC, maintain CIBC’s reputation for integrity and foster compliance with applicable legal and regulatory obligations.

For employees, the CIBC Code of Conduct promotes ethical decision-making and supports behaviour that is consistent with CIBC’s core values of Trust, Teamwork and Accountability. All employees are required to complete annual testing and certification on the CIBC Code of Conduct to ensure they understand its requirements. A separate CIBC Code of Conduct governs contractors.

Both employees and directors are encouraged and expected to report any concerns regarding irregular business activity or behaviour that could place CIBC’s integrity or reputation at risk. Through a confidential CIBC Ethics Hotline and whistleblower procedures, directors and employees can report suspected breaches of the Codes.

Aligning governance with strategy

The Board has aligned its governance and risk management philosophies and structure to support CIBC’s broader strategic imperative of consistent and sustainable performance over the long term.

As part of its ongoing review, the Board regularly assesses and enhances its governance practices and principles to confirm that we continue to meet regulatory requirements and that we remain at the forefront of governance best practices.

These practices and principles include:

• Our Statement of Corporate Governance Practices which describes our comprehensive governance framework, states CIBC’s vision and details the Board’s responsibilities. This document explains the Board’s approach to Board composition, director nomination and tenure, Board independence and education, as well as director and executive compensation and management succession.

• Our CIBC Disclosure Policy which supports consistent and timely communication with CIBC’s stakeholders, outlines our philosophy and practices for disclosing material information to the market, and clarifies the roles and responsibilities of various individuals and groups at CIBC relating to the release of material information.

• The Disclosure Required by NYSE Listed Company Manual which summarizes the significant differences between the governance practices of CIBC and those required of U.S. domestic companies under the New York Stock Exchange listing standards. As a Canadian public company with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CIBC has in place a system of corporate governance practices that meets or exceeds these regulatory requirements.

CIBC’s governance practices, policies and standards, including the Disclosure Required by NYSE Listed Company Manual, can all be found in the Governance section of our website at www.cibc.com.

Board of Directors

Brent S. Belzberg (2005) (CGC, MRCC – Chair)

Senior Managing Partner

TorQuest Partners

(Toronto, Ontario, Canada)

Gary F. Colter (2003) (CGC – Chair, MRCC)

President

CRS Inc.

(Mississauga, Ontario, Canada)

Dominic D’Alessandro (2010) (RMC)

Past President and Chief Executive Officer

Manulife Financial Corporation

(Toronto, Ontario, Canada)

Patrick D. Daniel (2009) (RMC)

President and Chief Executive Officer

Enbridge Inc.

(Calgary, Alberta, Canada)

Luc Desjardins (2009) (MRCC)

President and Chief Executive Officer

Superior Plus Corp.

(Montreal, Quebec, Canada)

Hon. Gordon D. Giffin (2001) (MRCC)

Senior Partner

McKenna Long & Aldridge LLP

(Atlanta, Georgia, U.S.A.)

Linda S. Hasenfratz (2004) (MRCC)

Chief Executive Officer

Linamar Corporation

(Guelph, Ontario, Canada)

Nicholas D. Le Pan (2008) (CGC, RMC – Chair)

Consultant

(Ottawa, Ontario, Canada)

Hon. John P. Manley P.C., O.C. (2005) (AC, CGC)

President and Chief Executive Officer

Canadian Council of Chief Executives

(Ottawa, Ontario, Canada)

Gerald T. McCaughey (2005)

President and Chief Executive Officer

CIBC

(Toronto, Ontario, Canada)

Jane L. Peverett (2009) (AC)

Corporate Director

(West Vancouver, British Columbia, Canada)

Leslie Rahl (2007) (RMC)

Founder and Managing Partner

Capital Market Risk Advisors, Inc.

(New York, New York, U.S.A.)

Charles Sirois C.M., O.Q. (1997)

Chair of the Board

CIBC

Chairman and Chief Executive Officer

Telesystem Ltd.

(Montreal, Quebec, Canada)

Robert J. Steacy (2008) (AC)

Corporate Director

(Toronto, Ontario, Canada)

Katharine B. Stevenson (2011) (RMC)

Corporate Director

(Toronto, Ontario, Canada)

Ronald W. Tysoe (2004) (AC – Chair, CGC)

Corporate Director (Jupiter, Florida, U.S.A.)

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

CIBC 2011 ANNUAL REPORT	7

Shareholder information

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2011:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 26/11	Sep 28/11	Oct 28/11	$0.90	399,103,823
Jun 24/11	Jun 28/11	Jul 28/11	$0.87	397,211,604
Mar 24/11	Mar 28/11	Apr 28/11	$0.87	395,454,543
Dec 23/10	Dec 29/10	Jan 28/11	$0.87	393,238,456

Preferred shares

Stock	Series 18	Series 26	Series 27	Series 29	Series 31	Series 32	Series 33	Series 35	Series 37
Ticker symbol	CM.PR.P	CM.PR.D	CM.PR.E	CM.PR.G	CM.PR.I	CM.PR.J	CM.PR.K	CM.PR.L	CM.PR.M
Quarterly dividend	$0.343750	$0.359375	$0.350000	$0.337500	$0.293750	$0.281250	$0.334375	$0.406250	$0.406250

2012 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 28/2011	January 27
March 28	April 27
June 28	July 27
September 28	October 29

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Credit ratings

Credit rating information can be found on page 84 in this report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option

Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option

Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option

U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through CIBC Mellon Trust Company and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CIBC Mellon Trust Company*

c/o Canadian Stock

Transfer Company Inc.

P.O. Box 700, Postal Station B

Montreal, QC

H3B 3K3

416 682-3860 or fax 1 888-249-6189

1 800 387-0825 (toll-free in Canada and the U.S.)

Email: inquiries@canstockta.com

Website: www.canstockta.com

Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.

*Canadian Stock Transfer Company Inc. acts as the Administrative agent for CIBC Mellon Trust Company

In the United States, common shares are transferable at:

BNY Mellon Shareowner Services

480 Washington Blvd, 27th Floor

Jersey City, NJ 07310

1 800 589-9836

Email: shrrelations@bnymellon.com

Website: www.bnymellon.com/shareowner/equityaccess

CIBC 2011 ANNUAL REPORT	235